MONTHLY REPORT - FEBRUARY, 2004
                            Global Macro Trust
             The net asset value of a unit as of February 29, 2004
               was $1,056.98, up  3.7% from $ 1,018.93 per unit
                          as of January 31, 2004.
                                      Managing         Unit
                                        Owner         Holders          Total
Net Asset Value (243,224.839      $   2,791,061     245,038,020     247,829,081
   units) at January 31, 2004
Addition of 21,286.176 units on         355,000      21,334,157      21,689,157
   February 1, 2004
Redemption of 1,289.847 units on             (0)     (1,363,342)     (1,363,342)
   February 29, 2004
Net Income (Loss) - February, 2004      135,754       9,998,991      10,134,745
                                    -----------  --------------  --------------
Net Asset Value at February 29,   $   3,281,815     275,007,826     278,289,641
2004
                                    ===========  ==============  ==============
Net Asset Value per Unit at
February 29, 2004
(263,288.377 units inclusive of
67.209 additional
  units.)                                       $      1,056.98


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $ 3,602,490       7,902,332

      Change in unrealized gain (loss) on open        8,022,844       7,665,861
    contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
    obligations
      Change in unrealized gain (loss) from U.S.
            Treasury obligations                         12,272         (46,125)


   Interest income                                      197,305         407,711

   Foreign exchange gain (loss) on margin               (13,443)         (9,445)
    deposits

Total: Income                                        11,821,468      15,920,334

Expenses:
   Brokerage commissions                              1,569,529       2,967,287

   20.0% New Trading Profit Share                             0               0

   Administrative expense                               117,194         221,519


Total: Expenses                                       1,686,723       3,188,806

Net Income (Loss) - February, 2004                 $ 10,134,745      12,731,528


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                           Millburn Ridgefield Corporation
                               411 West Putnam Avenue
                            Greenwich, Connecticut 06830
                                   203-625-7554



                                  March 15, 2004


Global Macro Trust ("GMT") was up 3.73% for February. Year-to-date the Fund is up 4.80%.

In February, interest rates were the most profitable portfolio sector. In other sectors, energy, metals and agricultural commodities were profitable and currencies and stock indices were unprofitable.

Many commentators have been predicting an increase in interest rates as the global economy recovers, so a decline in interest rates during February was an unexpected development to some market participants. Factors included an unwinding of expectations for an interest rate rise sooner rather than later, massive purchases of U.S. Treasury securities by the Japanese and other Asian central banks to prevent their currencies from appreciating and a perception that the European central bank might cut rates to cap the euro's appreciation. Long positions in German 10-year bonds and 5-year notes, Japanese 10-year bonds, U.S. Treasury 5 and 10-year notes and 30-year bonds and short-term eurodollar deposits were profitable.

Commodities were profitable in February. In energy, profits on long positions in unleaded gasoline, crude oil and London gas oil outweighed small losses on short positions in heating oil and natural gas. In metals, profits on a long position in copper outweighed a loss on a long position in gold. In agriculturals, profits on a long position in corn outweighed losses on a short position in cotton.

In stock index futures, profits on a long position in the Japanese Topix and losses on long positions in the German DAX, Hong Kong Hang Seng, Japanese Nikkei and NASDAQ 100 netted out to a small loss.

In the currency markets, losses on trading versus the dollar outweighed profits on non-dollar cross rate trading. Long positions versus the dollar in the Australian and New Zealand dollars and South African rand and a short position in the Korean won were profitable, but long positions in the yen, euro, Czech koruna, Singapore dollar, Mexican peso and Swiss franc and a short position in the Norwegian krone were unprofitable. A long position in the British pound versus the euro and a long position in the euro versus the yen were profitable. A small loss was sustained on a long position in the yen versus the Canadian dollar, and a long position in the euro versus the Norwegian krone was flat.

                            Very truly yours,

                            Millburn Ridgefield Corporation
                             Harvey Beker, co-Chairman
                             George E. Crapple, co-Chairman